Mail Stop 3561

September 26, 2008

<u>By U.S. Mail</u>

Mr. Peter Wanner
Chief Financial Officer
First National Power Corporation
219 – 227 Bellevue Way NE
Bellevue, WA 98004

> **Re: First National Power Corporation**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 333-62588**

Dear Mr. Wanner:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief